FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 April 2012

HANG SENG BANK
FIRST INTERIM DIVIDEND FOR 2012

The Board of Hang Seng Bank Limited has declared a first interim dividend in respect of the year ending 31 December 2012 of HK$1.10 per share.

The Board of Directors of Hang Seng Bank Limited (the 'Bank') today declared a first interim dividend in respect of the year ending 31 December 2012 of HK$1.10 per share, which will be payable on Thursday, 31 May 2012, to shareholders whose names appear on the Register of Shareholders of the Bank on Thursday, 17 May 2012.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of the Bank.

Register of Shareholders
The Register of Shareholders of the Bank will be closed for one day on Thursday, 17 May 2012, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2012, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30pm on Wednesday, 16 May 2012. Shares of the Bank will be traded ex-dividend as from Tuesday, 15 May 2012.

Results for First Half of 2012
The results of the Bank for the first half of 2012 will be announced on Monday, 30 July 2012.

Proposed Timetables for the Second, Third and Fourth Interim Dividends for 2012
The proposed timetables for the second, third and fourth interim dividends in respect of the year ending 31 December 2012 are:

Second Interim Dividend for 2012
Announcement date	30 July 2012
Book close and record date	15 August 2012
Payment date	30 August 2012

Third Interim Dividend for 2012
Announcement date	9 October 2012
Book close and record date	26 October 2012
Payment date	13 November 2012

Fourth Interim Dividend for 2012
Announcement date	4 March 2013
Book close and record date	20 March 2013
Payment date	3 April 2013

Directors
As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mrs Margaret Leung (Vice-Chairman and Chief Executive), Ms Rose W M Lee# (Chief Executive Designate), Dr John C C Chan*, Dr Marvin K T Cheung*, Ms L Y Chiang*, Mr Andrew H C Fung, Ms Anita Y M Fung#, Dr Fred Zuliu Hu*, Mr Jenkin Hui*, Ms Sarah C Legg#, Dr Eric K C Li*, Dr Vincent H S Lo#, Mrs Dorothy K Y P Sit#, Mr Richard Y S Tang*, Mr Peter T S Wong# and Mr Michael W K Wu*.

*          Independent Non-executive Directors
#          Non-executive Directors

By Order of the Board
C C Li
Secretary

Hong Kong, 30 April 2012

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 30 April 2012